Exhibit (a)(9)

Goldcorp / Wheaton River Conference Call
January 27, 2005

Robert McEwen

... statements that you can look at on page 1... Introduction on page 2. But let me start off by saying, in addition to being Chairman and CEO of Goldcorp, I also have a personal investment in Goldcorp in excess of $100 million US. And so I am very... interested in the outcome and where Goldcorp is going. In my mind, the Goldcorp-Wheaton deal is the right deal because it fits strategically — not growing for the sake of growth, it's fitting because it makes sense.

        On page 4 the rationale is very clear. You have Goldcorp with world-class assets, you have a strong financial position, a good track record at creating value for our shareholders, but what seems to be missing, in the eyes of some investors, it's a single-asset company and I announced in September that I'd be stepping down as CEO after 18 years building the company.

        On the other side, we have Wheaton River with a world-class mine, again, strong financial position — neither company needs to do the deal because they need money — a diversified base, but around its neck is some copper that people say is a disadvantage. I believe that that copper is the opportunity. It also has strong entrepreneurial management. When we combine the two companies we address the concerns that are in the marketplace of lack of diversification and management issues at Goldcorp and the commodity and the newness of Wheaton. And you produce a company that has two world-class mines, assets in production, diversified across the Americas and in Australasia, a very strong financial position. It will be the lowest cost gold producer in the world producing in excess of a million ounces. And the copper, that is a concern right now for some, becomes diluted by... and much smaller than what it is with Wheaton alone. And it will be in line with the senior golds of Placer Dome or Newmont, thus facilitating a multiple expansion. And the management is just enhanced — the entrepreneurship continues.

        If you were to look at the classic mistake in the industry, that is, growth without regard for earnings and basically getting bigger because you have to be bigger — at least that's the line most of the mining companies show. If you look at Newmont, Barrick and Placer, and we look historically back to 1996, you can see their production in orange on page 5. On the vertical scale is the number of ounces produced annually and you can see between 1996 and '05 forecasts that production has grown between 70% and 270%. The gold price is up more than 10% today over '96 and yet the share prices — you would expect if you got bigger you should have a higher share price — but that's not the case. These companies are down between 28% and 39% — their share prices. As opposed to companies such as Goldcorp, which has grown its production and increased its share price, as has Wheaton, as have other companies in the sector. But that's the way you're supposed to grow — increase your production, increase your share price.

        Again, some historical reference points — I believe that Glamis is making the classic mistake of the industry, and that's growing to be bigger, not growing to be better. And if you look at the intermediate sector between 2001 and 2002, there were three companies — Meridian, Agnico and Goldcorp — they were known as "The Three Amigos." And that was a favourite place to put your money in 2001, 2002. Glamis joined this group, but one by one these companies tripped. Meridian had a property they wanted to develop and they were blocked by political issues and the share price dropped 50%. The money flowed from that company into Agnico, Goldcorp and Glamis. Shortly after Meridian's problems, Agnico-Eagle had a problem underground and dramatically curtailed production and moved costs up and they dropped 40%. And the money from there flowed into Goldcorp and Glamis. At the end of 2003, I sold off the gold that we started accumulating back in '01 and I also sold an interest in the company for estate planning purposes. And Goldcorp dropped 30% and the money, again, flowed out and into Glamis.

        Up 'til now, Glamis hasn't tripped. But what they're proposing is to issue 175 million shares representing 135% of their outstanding shares. So 135% dilution and this is a major trip. Since their recent high, they have dropped 30%. And I would offer to you that they are going to drop further, as they've been the recipient of all this money flowing out and people are seeing how disrespectful they are for shareholder value.

        Glamis is the wrong deal for Goldcorp. Wheaton is the right deal for Goldcorp on three measures: value, risk and management. And I'd like to spend some time talking about value.

        On page 8, you'll see a number of measures: price-to-NAV, price-to-earnings, price-to-cash flow and economic value per ounce of annual production. And, in all those measures, Wheaton is trading below the average for the industry, and in all of those, Glamis is trading well above the industry averages. If you look at price-to-earnings, Wheaton is one-third the multiple that Glamis is trading at. It's one-half the price cash flow per share and one-half the economic value per ounce of production. Glamis is definitely over-valued, Wheaton is not. You just start looking at what Glamis produces. It produced last year 234,000 ounces of gold — this is on page 9 — and that's tiny, relative to what Wheaton produced, 621,000 ounces, and Goldcorp, 628,000 ounces.

        And when you look at the market capitalization it gives you the impression that Glamis' market cap is disproportionately high relative to its production. If you look at the earning ability of assets, Wheaton to Glamis: in '03 Wheaton earned $58 million, but Glamis earned only $18 [million] — one-third of Wheaton. In the first nine months of '04, we looked at Wheaton earning $86 million, which was better than 5 times Glamis' $15 million — and that's just for the first nine months of last year.

        On a pro forma earnings basis through the nine months ended September 30th — we're on page 11 — you can see Goldcorp reported 19 cents a share in earnings and pro forma, when we merge with Wheaton, we're looking at a 68% increase in earnings per share to 32 cents. That's the type of reaction you want in your financials when you combine two gold companies — when you combine any two companies.

        But when you look at what happens when you merge with Glamis, that 19 cents we earned for the first nine months of '04 dropped to 5 cents. It falls 74%. And that's for Goldcorp shareholders. If you look at what happens to Glamis shareholders, they go from 11 cents down to the same 5 cents. They incur a 55% drop in their earnings per share by combining with Goldcorp. I don't think that's a good deal for Goldcorp. I don't think it's a good deal for Glamis shareholders.

        On a number of measures whether it's cash flow per share, there's large accretion, immediate accretion to Goldcorp shareholders doing the Wheaton deal, but it's negative when you look at Glamis.

        When you look at earnings per share — immediate impact, immediately accretive with Wheaton. And the transaction is highly dilutive to the earnings of Goldcorp if we do a deal with Glamis.

        On a net asset value per share, again, it's very accretive, immediately accretive with Wheaton, and dilutive on an NAV basis with Glamis.

        Liquid assets — well, you want to have liquid assets today because mining's a difficult business and things can go wrong, something can interrupt your cash flow and you want a good reserve. And also to take advantage of opportunities. At the end of the nine months, Goldcorp had $420 million in liquid assets comprised of cash, gold bullion and marketable securities. Wheaton River had close to that amount in cash and marketable securities of $404 million. But, Glamis had a meagre $22 million at the end of September. If they don't do this deal they need to raise the money. And if you look at it saying, well, if they need money and they're taking over Goldcorp because of the money, wouldn't they be better served serving their shareholders if they just went out and issued 25 million shares, one-seventh of what they're proposing right now, and they would raise the $400 million and they would not crucify their shareholders' equity.

        Part of the risk is that of the assets and the way it's managed. In 2002, Glamis put a budget forward and missed their annual production targets by 8%. In '04, the same thing happened — they missed their production targets by 12%. They missed they're cost projections in '03 by 8%, and in '04 by 10%. And El Sauzal, their newest mine that started up in the last three months, is down from where they said it was first going to be producing.

        So, less gold over the last two years and at higher costs. So with 50% of their production coming from development projects, 50%of their growth, how are they going to fare?

        Look at Wheaton River during the last 6 quarters — they've increased their production steadily and, at the same time, reduced their costs of producing gold on a per ounce basis and exceeded their budgets. Exceeded the analysts' forecasts of what they were going to be doing.

        Important in this whole consideration for Goldcorp shareholders is who's going to be running the mine and what type of experience do they have? Our Red Lake mine is a deep, narrow vein, high-grade mine, but it's underground. We mine about a mile below surface. Over the last two years we have produced a little more than a million ounces of gold from this mine. And, over the same two years, Wheaton River has operated two underground mines and produced in excess of 660,000 ounces of gold. And the company that's looking to buy Goldcorp doesn't have an underground mine and they have no underground production. Where do you want to put your confidence? Someone who runs an underground mine or someone who doesn't and they're going to buy one? If you look again at development risk — and you have to look at the NAV of the company — you can see Wheaton River has about 27% of its production to come as opposed to Glamis that has almost 50% of its NAV to be built.

        Recently Fairvest, a proxy advisory firm, came out and said they favoured the Goldcorp-Wheaton transaction because of the risk aspect. There was less risk and greater certainty going with Wheaton than with Glamis.

        So if you just want to take a look — page 20 — you can see a score card. On a valuation basis Wheaton is extremely attractive, attractively priced in the market, as opposed to Glamis trading at the top end of the multiple scale in the industry. The earnings of Wheaton are now. You can touch them, you can feel them and they are not at risk. Glamis is a promise for the future that they will do that, but keep in mind their operating performance today. On a value creation basis, on all measures, it's accretive to Goldcorp to go with Wheaton; in Glamis, it's dilutive.

        On cash — both Goldcorp and Wheaton each have in excess of $400 million, as opposed to Glamis with less than $25 million. And there again, if they don't do this deal they're likely having to go back(?) to the markets.

        In terms of operating performance, Wheaton has exceeded budgets, exceeded expectations, delivered more gold at a lower cost, as opposed to Glamis — they've been producing gold. They're a small mine, mining low-grade deposits. They've done a reasonable job doing that, but they've missed their targets in the last two years, both producing less gold at a higher cost.

        Underground experience — this is something you should really underline when you're looking at the Goldcorp situation because Goldcorp is essentially one mine, an underground mine, a very valuable mine, but nevertheless underground. Wheaton operates two of those and Glamis has no underground mining operation. They're experienced — they say they have underground experience from earlier days, but they don't operate mines today.

        Development risks — there is less of the future dependent on projects being developed with Wheaton than with Glamis. And Fairvest, when they recommended the Wheaton transaction to the Goldcorp shareholders, one of the key points, and I quote: "Owing to lower downside risk in the long run and greater certainty with respect to the realization of projected long-term performance, we opt to back the Wheaton-Goldcorp transaction."

        I've heard a number of people talk about copper and associating it with Wheaton, and to me... some people say that's a problem, to me, that is the big opportunity with Wheaton. It is producing some of the best cash flows and earnings in the industry. It's very new, it's just three years old. It's under-followed by the street. Probably half the people that follow Goldcorp have no opinion on Wheaton because it's come along so quickly. And you combine it with Goldcorp, you're going to have a very powerful company. If you look at the premium priced gold producers in the world — you look at Newmont, you look at Barrick — and a lot of people don't think about it, but there's a large portion of their revenue that comes from copper and base metals. In the case looking out to '06, some 20% of Placer's revenue comes from copper. And Newmont is 11%. You could look at Newcrest, it's 25% and Agnico-Eagle is 40% base metal.

        When we combine Wheaton and Goldcorp the number will be 19% below Placer and over the next... by the end of '07 it will be down to 13% — very much in line with Newmont. This is the advantage. It's a V(?) rating by a dilution of the copper and very aggressive growth.

        Again, Fairvest looked at it and said there's less risk and greater certainty for Goldcorp shareholders going with Wheaton.

        And now I'd like to turn the session over to Ian Telfer, the new CEO of Goldcorp.

Ian Telfer:

        Thank you, Rob. Well, as Rob said, the new Goldcorp going forward will be a very exciting company. It'll have world-class mines, it'll be geographically diversified, very strong financial position, the lowest cost million ounce producer, a commodity mix in line with its peers, as Rob mentioned — and the companies he named, Placer and Newmont and Agnico, etcetera, they are not suffering any multiple contraction because of their base metals, they're enjoying the cash flow as the base metal prices stay high — and a strong, committed and entrepreneurial management with a proven track record.

        The assets of the new Goldcorp are mainly in the North and South America, in that corridor. This is an area where Wheaton River's had great success and a lot of experience. We also have the Peak Mine in Australia. A little bit of an outlyer, but it's been a great performer for us.

        Going forward with the new corporation, both Rob and I believe the optimal size for a gold mining company in this space is about two million ounces of production a year. With the new Goldcorp, we'll get to one and a half million, and so you'll likely see us make an acquisition to get us up to the two million ounce level in the very near future. It will most likely be in that North and South America corridor. The reason we like the two million ounce size is that it's large enough to be safe and it's small enough to be exciting. It'll have a market cap that will allow any investor to invest in it and it'll be small enough that if you do have some exploration success, or discover another Red Lake, it can have a big impact on your stock and your shareholders can share in that going forward.

        You look at the next chart here just showing where we would fit against our peers — the Bemas, the Glamis', Agnicos, Centerras, Meridians, etcetera — you can see that the new Goldcorp is in a class all on its own. Our production is over a million ounces, our costs are at the very low end, just above $50, and our reserve base is larger than the others.

        We believe that this will be a go-to stock for investors, they will like the earnings metrics, cash flow metrics and conservative balance sheet that's attracted them to Goldcorp this far.

        Looking at liquid assets, as Rob mentioned, we have almost $800 million in cash, gold and securities — far above any of our competitors. If you look at the cash costs — and if we take copper as a by-product, which is the way virtually everyone does their accounting in this business, including Agnico, including Meridian, including Wheaton, and when Glamis gets some silver this is how they intend to account for theirs — we will have cash costs next year of $55 US.

        If we do look at accounting for it on a co-product basis and, therefore, we account for our copper and keep the profits from the copper from reducing our costs, it makes our cash costs next year $136 per ounce. But people should keep in mind, yes, our cash costs are a way up to a $136, but we will have an additional 50 million US in cash coming in from Alumbrera that's not included in this calculation. So you can pick either number, in either case it's a very low-cost producer.

        As far as trading value is concerned, Wheaton River's always been very liquid. You combine it with Goldcorp and we'd have daily trading volumes between Placer Dome and Barrick. This is, again, something that American and Canadian investors like to look for.

        When it comes to the track record of Wheaton River, it's certainly shorter than some of the other companies, but we're very, very proud of it. And what we've shown here is the track record of our acquisition and how accretive they have been to our shareholders and how much value has been created. In the case of Luismin, we acquired it for less than $100 million; it's worth now half a billion. At Alumbrera we acquired it for $260 million; it's worth almost $600 [million]. And I should point out we have received back all of that $260 million that we spent and we got all that back in 18 months.

        The Peak has doubled from the $34 million we paid for it. Los Filos is up about 60% from the $90 million we paid. And Amapari has doubled from the $100 million that we paid. So Wheaton has a track record of identifying value, negotiating a price, closing the sale, integrating it into our organization and operating it successfully. In the case of Red Lake, we see it the same way. We've identified the value, we've negotiated the price, we now intend to close it, integrate it into our own organization, and then work with the operators at Red Lake to maximize its profit potential.

        In 2004, Wheaton produced over 620,000 ounces of gold, a record high and above every analyst's expectations. Our cash costs were lower than ever and, again, exceeded all analysts' expectations. Our operating cash flow for nine months was almost $150 million US and will be close to $200 million for the year. And we received over $125 million in dividends from the Alumbrera mine in Argentina.

        If one looks at the relative share price performance, there's been a lot of discussion about delivering shareholder value. Since the beginning of 2003, the Glamis shares are up 47%, the Wheaton shares are up 213%. So, clearly, we've delivered a lot more value to our shareholders. And it's interesting, if you look at this chart in conjunction with the one Rob showed earlier that shows all the metrics used by our industry, Wheaton's at the very, very low end, Glamis is at the high end. So, while having outperformed them for the past two years, we've seen much more accretion in our share price and the combined Goldcorp share price going forward than will ever come out of Glamis.

        So when we look at it we've got world-class mines, we're geographically dispersed, strong financial position, lowest cost producer and we are the superior alternative. And I can assure you that our management is strong, committed and entrepreneurial.

        I'd now like to turn it back over to Egizio.

Robert McEwen:

        Ian, one more point I'd like to add — it's Rob McEwen — as I said right at the beginning, I'm sitting with $100 million in Goldcorp, personally, and to me the right deal is with Wheaton. But I've been telling my shareholders my intentions are to... if Glamis were to prevail, I intend to be the first seller and sell all of my position as quickly as possible because I think the stock is going down. And it'll be going down fast because they're effectively issuing 175 million shares and when you look on the nine month pro forma numbers — their numbers — they wipe out Goldcorp's earnings. And so, without earnings, stocks eventually go down, especially if you're operating. And I want to be nowhere close to this when it starts going through the floor. Egizio?

Egizio Bianchin:

        Rob, thank you for that clear message. Ian, thank you very much. I think we'll now conclude the webcast. I want to thank everybody on the 'Net that's on. If you want to get an archive version of this presentation it'll be available on the platform that you're on right now. For those of you that might be listening to this that have been on the call you can go to Goldcorp.com, Wheatonriver.com. And for those of you that are at Harris Direct, you can use that platform, or InvestorLine, you'll have a link on that platform.

        That concludes the webcast. Thank you very much.